

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Alexandra MacLean, M.D.
Chief Executive Officer
Avenue Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

      Re: Avenue Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed August 31, 2022
          File No. 333-267206

Dear Dr. MacLean:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Rakesh Gopalan